PSA PEUGEOT CITROËN

Direction Finance, Contrôle, Performance

United States Securities and
Exchange Commission
100F Street, NE
WASHINGTON, DC 20549
United States of America

June 12, 2006

SUPPL

File N° 82 – 3531

Re: Disclosure Materials Provided by Peugeot S.A. Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Please find attached disclosure materials for **File No. 82-3531** :

- Press release dated June 8, 2006: "PSA Peugeot Citroën and Dongfeng Motor Group launch auto finance company in China in partnership with Bank of China"

Peugeot S.A. is providing these documents to you pursuant to its obligations under Rule 12g3-2(b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours

Valérie MAGLOIRE
Head of Investor Relations Department
Tel. + 33 1 40 66 54 59
e-mail : valerie.magloire@mpsa.com

June 8, 2006

PSA Peugeot Citroën and Dongfeng Motor Group Launch Auto Finance Company in China In Partnership with Bank of China

The China Banking Regulatory Commission has authorized Dongfeng Peugeot Citroën Auto Finance Company (DPCAFC) to begin providing automobile financing services in China. Capitalized at RMB 500 million, the new finance company is owned by Bank of China (50%), Dongfeng Peugeot Citroën Automobile - DPCA - (25%) and Banque PSA Finance (25%).

It will provide wholesale financing for Dongfeng Peugeot and Dongfeng Citroën dealers and retail financing solutions for Chinese carbuyers. Operations will begin in July in Beijing, before being extended nationwide.

The new joint-venture will enjoy the support of Bank of China's financial backing and branch network, as well as the auto financing expertise of Banque PSA Finance, a PSA Peugeot Citroën subsidiary that operates in 18 countries in Europe and Latin America.

By strengthening Dongfeng Peugeot and Dongfeng Citroën's marketing strategies, the successful start-up of auto financing operations represents a major new stage in the development of DPCA, a joint venture between PSA Peugeot Citroën and Dongfeng Motor Group.

In 2005, DPCA sales rose by 57.5% to 140,400 units from 89,100 in 2004, in a market that expanded by 24%. It expects to sell more than 200,000 vehicles in 2006.

To sustain this pace of growth, DPCA is strengthening its product plan, with three new models to be launched in 2006 alone: the Peugeot 206 in March, the Citroën C-Triomphe in April and a new Citroën compact at year-end.

In addition, the company is implementing an ambitious capacity expansion program. After doubling capacity at the Wuhan plant to 300,000 vehicles a year by 2008, plans are now underway to find a new production site. The new plant's location and construction schedule will be announced in coming months.

DFCP – Investor Relations Department - 75 avenue de la Grande Armée - 75116 Paris
Telephone (33 1) 40 66 37 60 - Fax (33 1) 40 66 51 99 – www.psa-peugeot-citroen.com

PSA PEUGEOT CITROËN

Direction Finance, Contrôle, Performance

United States Securities and
Exchange Commission
100F Street, NE
WASHINGTON, DC 20549
United States of America

RECEIVED
SEC MAIL PROCESSING
WASH. D.C.
190
SECTION

June 14, 2006

File N° 82 – 3531

Re: <u>Disclosure Materials Provided by Peugeot S.A. Pursuant to Rule 12g3-2(b)</u>

Ladies and Gentlemen:

Please find attached disclosure materials for **File No. 82-3531** :

- Press release dated June 13, 2006: "PSA Peugeot Citroën consolidates manufacturing base in Argentina with start-up of local production of Peugeot 307 Sedan"

Peugeot S.A. is providing these documents to you pursuant to its obligations under Rule 12g3-2(b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours

Valérie MAGLOIRE
Head of Investor Relations Department
Tel. + 33 1 40 66 54 59
e-mail : valerie.magloire@mpsa.com

Paris – June 13, 2006

PSA Peugeot Citroën consolidates manufacturing base in Argentina with start-up of local production of the Peugeot 307 Sedan

Jean-Martin Folz, Chairman of PSA Peugeot Citroën, today inaugurated the new production line that will produce the Peugeot 307 Sedan at the Group's plant in Buenos Aires. The ceremony was attended by Nestor Kirchner, President of Argentina.

The new sedan body style will enhance Peugeot's offering in the mid-range segment, which represents a third of the Argentine market and a quarter of the Latin American market.

The 307 Sedan is the fifth model produced at the Buenos Aires plant, which already manufactures the Peugeot 206, 5-door 307 and Partner and the Citroën Berlingo. It will be introduced in Argentina in July 2006, then gradually rolled out in Brazil and other Latin American markets by October. The full-year objective is to sell 22,000 units across the region.

The start-up of 307 Sedan production marks a new phase in the Group's 2005-2007 manufacturing program in Argentina. Totaling ARS 450 million (€120 million), the program involves the introduction of new vehicles, an increase in car production at the Buenos Aires plant and of mechanical component output at the Jeppener facility, and a significant increase in local content. In all, it is expected to create more than 1,000 jobs.

Peugeot Citroën Argentina currently employs nearly 3,900 people. With the start-up of 307 Sedan production, output will rise to almost 100,000 units a year. This compares with 1,500 people and 17,800 units at year-end 2002.

Expansion of the production base is being driven by the favorable outlook for the Latin American automobile market and the strong sales of Peugeot and Citroën models in the region. As of May 31, PSA Peugeot Citroën sales were up 29 % to nearly 29,000 units in Argentina, in a market up 19 %. Market share stood at 14.6%. In Brazil, Group registrations were up 38% to 37,600 vehicles, for a 5,6 % share of a market up just 10%.

DFCP – Investor Relations Department - 75 avenue de la Grande Armée - 75116 Paris
Telephone (33 1) 40 66 37 60 - Fax (33 1) 40 66 51 99 – www.psa-peugeot-citroen.com